Exhibit 99.2

January 23, 2019

Encana Corporation

500 Centre Street SE

P.O. Box 2850

Calgary, Alberta T2G 1A6

Canada

Ladies and Gentlemen:

In accordance with your request, we have audited the estimates prepared by Encana Corporation (Encana), as of December 31, 2018, of the proved reserves and future revenue to the Encana interest in certain oil and gas properties located in Texas, which includes all properties located in the Eagle Ford Property Group and properties located in Midland and Upton Counties of the Permian Property Group.  It is our understanding that the proved reserves estimates shown herein constitute approximately 54 percent of Encana's total proved reserves located in the United States and approximately 26 percent of all proved reserves owned by Encana.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas.  We completed our audit on or about the date of this letter.  This report has been prepared for Encana's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Encana's estimates of the net reserves, as of December 31, 2018, for the audited properties:

	Net Reserves
	Oil	NGL	Gas
Category	(MMBBL)	(MMBBL)	(BCF)

Proved Developed Producing	87.6	33.9	181.3
Proved Undeveloped	97.6	32.5	172.3

Total Proved	185.2	66.4	353.6

The oil volumes shown include crude oil and condensate.  Oil and natural gas liquids (NGL) volumes are expressed in millions of barrels (MMBBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in billions of cubic feet (BCF) at standard temperature and pressure bases.  As requested, estimates of future net revenue are not included herein.

When compared on a well-by-well basis, some of the estimates of Encana are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI).  However, in our opinion the estimates of Encana's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards.  We are satisfied with the methods and procedures used by Encana in preparing the December 31, 2018, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Encana.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves included herein have not been adjusted for risk.  Encana's estimates do not include proved developed non-producing, probable, or possible reserves that may exist for these properties.

Prices used by Encana are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2018.  For oil volumes, the average Argus Light Louisiana Sweet (LLS) and ICE West Texas Intermediate (WTI) prices are adjusted for quality, transportation fees, and market differentials.  For NGL volumes, the average Oil Price Information Service Mont Belvieu NGL product prices are weight-averaged by processing area using NGL product recovery factors; the average prices are adjusted for quality, transportation fees, and fractionation fees.  For gas volumes, the average ICE Houston Ship Channel (HSC) and Waha prices are adjusted for energy content, market differentials, and gathering, processing, and transportation fees.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $65.27 per barrel of oil, $26.23 per barrel of NGL, and $0.80 per MCF of gas.  Oil and gas index prices and average realized oil, NGL, and gas prices for each property group are shown in the following table:

			Average Price		Average Realized Price
Property	Pricing Index		Oil	Gas	Oil	NGL	Gas
Group	Oil	Gas	($/BBL)	($/MMBTU)	($/BBL)	($/BBL)	($/MCF)

Eagle Ford	LLS	HSC	71.02	3.22	67.67	29.86	2.17
Permian	WTI	Waha	65.56	1.93	64.16	25.34	0.37

Operating costs used by Encana are based on historical operating expense records.  For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  Operating costs for the operated properties are limited to direct lease- and field-level costs and Encana's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties.  Operating costs have been divided into per-well costs and per-unit-of-production costs.  Capital costs used by Encana are based on authorizations for expenditure and actual costs from recent activity.  Capital costs are included as required for maintenance on existing wells, new development wells, and production equipment.  Abandonment costs used are Encana's estimates of reclamation costs and the costs to abandon the wells; these estimates do not include any salvage value for the lease and well equipment.  Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, estimates of Encana and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Encana, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties located in the Eagle Ford Property Group and properties located in Midland and Upton Counties of the Permian Property Group.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Encana with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

In the course of our audit, we also reviewed Encana's reserves management processes and practices for the Eagle Ford Property Group and for Howard, Midland, and Upton Counties of the Permian Property Group and were able to assess the qualifications of its internal reserves estimators.  This included a detailed review of Encana's Reserves Manual dated September 2018, which covers its internal policies, procedures, documentation, and guidelines with respect to the estimation, review, and approval of its reserves information.

Supporting data documenting this audit, along with data provided by Encana, are on file in our office.  The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.  Craig H. Adams, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1997 and has over 11 years of prior industry experience.  Philip R. Hodgson, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1998 and has over 14 years of prior industry experience.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.

Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III

By:

C.H. (Scott) Rees III, P.E.

Chairman and Chief Executive Officer

/s/ Craig H. Adams/s/ Philip R. Hodgson

By:By:

Craig H. Adams, P.E. 68137Philip R. Hodgson, P.G. 1314

Senior Vice PresidentVice President

Date Signed:  January 23, 2019Date Signed:  January 23, 2019

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CHA:MBG